July 26, 2016

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Sir/Madam:

On behalf of Mutual Fund Series Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 270 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(b) promulgated under the Securities Act of 1933. The main purpose of this filing is to provide current financial statements and other updating information for (1) AlphaCentric Asset Rotation Fund, (2) AlphaCentric Income Opportunities Fund, (3) AlphaCentric Bond Rotation Fund, and (4) AlphaCentric/IMFC Managed Futures Strategy Fund. We believe that this update does not contain any disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

If you have any questions, please contact JoAnn Strasser at (614) 469-3265 or Cassandra Borchers at (513) 352-6632.

Sincerely,

/s/JoAnn M. Strasser

JoAnn M. Strasser

745021.75